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Filed by Stratus Services Group, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13(e)-4(c) under the Securities Exchange Act of 1934.
Subject Company: Stratus Services Group, Inc. Commission file No. 001 15789 Registration Statement on Form S-4 (Registration No. 333-112814)

        On April 15, 2004, Stratus Services Group, Inc. issued the following press release:

CONTACT:
STRATUS SERVICES GROUP, INC.
Suzette Nanovic Berrios, Esq.
(732) 866-0300—Fax (732) 866-6676

FOR IMMEDIATE RELEASE

STRATUS SERVICES GROUP, INC. REPORTS FURTHER
EXTENSION OF EXCHANGE OFFER

        Manalapan, New Jersey, April 15, 2004 -Stratus Services Group, Inc., the SMARTSolutions™ Company (OTC Bulletin Board: SERV.OB), announced today that it is extending the expiration date of its exchange offer to the holders of its Series E Preferred Stock from April 15, 2004 to May 6, 2004.

        Under the terms of the exchange offer, which was amended on March 30, 2004, Stratus is offering to exchange, for each $100 of stated value and accrued and unpaid dividends represented by its Series E Preferred Stock, either 100 shares of its common stock and 200 common stock purchase warrants, or one share of Series I Preferred Stock (stated value of $100 per share) and 100 common stock purchase warrants.

        Holders of Series I Preferred Stock will be entitled to dividends at a rate of 12% per annum, subject to possible adjustment as described below. To the extent permitted by law, Stratus will be required to redeem the Series I Preferred Stock at a price of $100 per share plus all accrued and unpaid dividends on the one year anniversary date of its issuance; provided, however, that it will have the right to extend the required redemption date for an additional one year, in which case it will be required to pay all dividends accrued through the first year of issuance in cash and issue to each holder of Series I Preferred Stock a number of shares of its common stock which then have a value equal to 10% of the stated value of the Series I Preferred Stock held. In addition, if it extends the redemption date, it will be required to pay dividends quarterly and pay an advisory fee to an advisor designated by the holders of the Series I Preferred Stock in an amount equal to ten percent (10%) of the aggregate stated value of the outstanding shares of Series I Preferred Stock, eight percent (8%) of which will be payable in cash and two percent (2%) of which will be paid in shares of its common stock, valued at the then current market value. If Stratus does not redeem the Series I Preferred Stock by the original one year redemption date and fails to extend the original redemption date, or if it fails to redeem the Series I Preferred Stock by the extended redemption date, the dividend rate of the Series I Preferred Stock will increase to 24% per annum and, the Series I Preferred Stock will be convertible, at the option of the holder, into either common stock at a conversion price equal to 80% of the average closing bid price of the common stock during the five trading days preceding the conversion or common stock and warrants at a rate of 100 shares of common stock and 200 warrants for each $100 of stated value and accrued and unpaid dividends represented by the Series I Preferred Stock.

500 Craig Road, Suite 201, Manalapan, New Jersey 07726
Phone: 732-866-0300    •    Fax: 732-294-1133

        Stratus will have the right, at any time during the 12 month period following the closing of the exchange offer, to cause all of outstanding shares of the Series I Preferred Stock to be converted into, at the election of the holder, either common stock at a conversion price equal to 80% of the average closing bid price of the common stock at a conversion price equal to 80% of the average closing bid price of the common stock during the five trading days preceding the conversion, or common stock and warrants at a rate of 100 shares of common stock and 200 warrants for each $100 of stated value and accrued and unpaid dividends represented by the Series I Preferred Stock.

        A registration statement relating to these securities has been filed with the Securities and Exchange Commission has not yet become effective. These securities may not be exchanged or sold nor may offers to exchange or buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to exchange or sell, or the solicitation of an offer to exchange or buy, nor shall there be any exchange or sale of these securities in any State in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

        Holders of the Series E Preferred Stock are urged to read the registration statement and other documents filed by Stratus with the Securities and Exchange Commission because they contain important information. Stockholders may obtain a free copy of these documents when available from Stratus or at the SEC's website, www.sec.gov.

        Stratus is a national provider of business productivity consulting and staffing services through a network of twenty-seven offices in seven states. Through its SMARTSolutions(TM) technology, Stratus provides a structured program to monitor and reduce the cost of a customer's labor resources. Through its Stratus Technology Services, LLC joint venture, the Company provides a broad range of information technology staffing and project consulting.

        This news release includes forward-looking statements within the meaning of the federal securities laws that are subject to risks and uncertainties. Factors that could cause the Company's actual results and financial condition to differ from the Company's expectations include, but are not limited to, a change in economic conditions that adversely affects the level of demand for the Company's services, competitive market and pricing pressures, the availability of qualified temporary workers, the ability of the Company to manage growth through improved information systems and the training and retention of new staff, and government regulations.

500 Craig Road, Suite 201, Manalapan, New Jersey 07726
Phone: 732-866-0300    •    Fax: 732-294-1133

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STRATUS SERVICES GROUP, INC. REPORTS FURTHER EXTENSION OF EXCHANGE OFFER